FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F    _X_           Form 40-F  ___


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes       ___             No       _X_


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes       ___             No       _X_


 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes       ___             No       _X_


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENDESA, S.A.

Dated: January 28, 2003              By: /s/ Jacinto Parinete
                                        -------------------------------
                                     Name: Jacinto Pariente
                                     Title: Manager of North America
                                     Investor Relations

              THE RENEWABLE AND CO-GENERATION PLANTS IN WHICH ECYR
  (ENDESA COGENERACION Y RENOVABLES) PARTICIPATES GENERATED 5,153 GWH IN 2002


     -    DURING 2002, 12 NEW PLANTS CAME ON STREAM WITH A TOTAL CAPACITY OF
          210.66 MW.

     - THE PLANTS IN OPERATION IN WHICH ENDESA PARTICIPATES HAD A TOTAL INSTALLED CAPACITY OF 1,807 MW AT THE END OF 2002, OF WHICH 1,700 MW ARE LOCATED IN SPAIN AND 107 MW ABROAD.


New York, January 28th, 2003.- The renewable and co-generation plants in which ECYR, ENDESA's (NYSE:ELE) subsidiary, participates in Spain generated 5,153 GWh in 2002, compared to 5,138 GWh in the previous year, as broken down below:

                                  Energy in GWh
         ----------------------------------------------------------
                            2002           2001            %
         ----------------------------------------------------------
         Wind               1,550         1,241          24.9
         ----------------------------------------------------------
         Mini-hydro          485           645          - 24.8
         ----------------------------------------------------------
         Co-generation      2,572         2,733          - 5.9
         ----------------------------------------------------------
         Other               546           519            5.2
         ----------------------------------------------------------
         TOTAL              5,153         5,138           0.3
         ----------------------------------------------------------


The wind generation increased by 24.9% in the year 2002 due to the commissioning of six new plants. The new wind farms are located in Castilla y Leon (68.1 MW), Aragon (25.08 MW), Canary Islands (6.18 MW) and Galicia (47.5). At the end of 2002, ENDESA participated in the operation of 781 MW of wind-powered capacity.

The decrease of 24.8% in the mini-hydro generation is explained by the lower hydro production in the year 2002 compared to 2001.

In co-generation, ENDESA has continued to implement its policy of optimizing the operation of its plants in order to adapt to the current fuel and electricity prices. The lower volume of generation is due to the divestitures carried out in this line of business.

Others include the waste and waste treatment plants and the bio-mass installations. The higher volume of generation is explained by the start of operation of two bio-mass plants, nevertheless, the total production decreased due to the activities related to the maintenance of the main equipment in the waste plants. The two new bio-mass installations, which burn olive waste, started operations last year and have 16 MW of installed capacity each.

The generation attributed to ENDESA, taking into account its interest in the plants, was 2,440 GWh in 2002. Out of this figure, 2,200 GWh were included in the Special Regime and 240 GWh, generated by co-generation plants, were sold to the industrial processes in which these plants are located.

It is worth noting that during 2002 12 new plants came on stream. The total installed capacity amounted to 210.66 MW, of which 147 MW corresponded to 6 new wind farms and 32 MW to the above-mentioned bio-mass installations.

The total installed capacity of the renewable and co-generation plants in which ENDESA participates amounted to 1,807 MW in 2002, of which 1,700 MW were located in Spain and 107 MW abroad.

For additional information please contact Jacinto Pariente, North America Investor Relations Office Phone # 212 750 7200
HTTP://WWW.ENDESA.ES